Exhibit 8.1

Alpha Technology Group Limited

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Neural Sense Limited	Hong Kong
Techlution Service Limited	Hong Kong
Alpha Technology Group (HK) Limited	Hong Kong
Aifa Technology (Guangzhou) Company Ltd.	PRC